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Wells Fargo Funds Management, LLC

525 Market Street, 12th Floor

San Francisco, CA 94105

April 2, 2009

VIA EDGAR CORRESPONDENCE AND ELECTRONIC MAIL

Ms. Michele Roberts, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Wells Fargo Advantage VT International Core Fund
Wells Fargo Variable Trust
File Nos. 33-74283 and 811-09255

Dear Ms. Roberts:

The purpose of this letter is to address an additional comment from you regarding Post-Effective Amendment No. 22 to the Trust’s Registration Statement on Form N-1A, as filed on March 12, 2009, on behalf of the Wells Fargo Advantage VT International Core Fund (the “Fund”). This letter should be considered in addition to our letter to you dated April 2, 2009. The numbering of the comment as “Comment 3” reflects the cumulative nature of our response.

Comment 3:

You requested that we reconsider the use of the term “insurance costs” in the following sentence on page 18 of the prospectus for the Fund, and potentially substitute “sales charges” for such term:

“Over time, these fees will increase the cost of your investment and may cost you more than paying other types of insurance costs.”

Ms. Michele Roberts

April 2, 2009

Response to Comment 3:

In response to your comment, we have changed the language of the sentence in question to read as follows:

“Over time, these fees will increase the cost of your investment and may cost you more than paying other types of sales charges.”

Conclusion

The Fund accepts responsibility for the adequacy and accuracy of the disclosure in the filings that are the subject of this letter. The Fund acknowledges that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to these filings. The Fund further acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the above response adequately addresses your comments and suggestions. If you need additional information, please do not hesitate to contact me at 415-947-4805.

WELLS FARGO FUNDS MANAGEMENT, LLC

By: /s/ Lawrence S. Hing

Lawrence S. Hing
Senior Counsel

cc:	C. David Messman

Marco Adelfio